EXHIBIT 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	As of and for the Nine Months Ended
	September 30,		As of and for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)
Net Income……………………………...	$12,025	$12,528	$16,920	$13,953	$10,578	$7,854	$4,191
Pre-Tax Earnings………………………..	$20,303	$21,752	$28,583	$23,839	$18,114	$13,282	$7,066
Interest on Deposits…………………….	$35,240	$21,120	$31,714	$12,950	$5,596	$4,476	$2,785
Interest Expense………………………...	$37,502	$23,035	$34,449	$14,584	$6,415	$4,947	$3,124

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits………....	10.0x	12.4x	11.5x	15.6x	23.1x	29.2x	21.8x
Including Interest on Deposits………….	1.5x	1.9x	1.8x	2.6x	3.8x	3.7x	3.3x